Exhibit (e)(3)

13131 Lake Fraser Drive, SE
Calgary, Alberta
T2J 7E8 Canada

Direct: (403) 225-7129
Fax: (403) 225-7610
E-mail: amittag@agrium.com

Andrew K. Mittag
Senior Vice President
Corporate Development and Strategy

November 16, 2007

PRIVATE AND CONFIDENTIAL

UAP Holding Corp.
7251 W 4th Street
Greeley, CO 80634

Attention:	L. Kenneth Cordell
Chairman of the Board, President and Chief Executive Officer

Dear Kenny:

In connection with ongoing discussions concerning a possible merger, acquisition of stock, acquisition of assets or other extraordinary business transaction between Agrium Inc. (“Agrium”) and UAP Holding Corp. (“UAP”), both Agrium and UAP hereby confirm, acknowledge and agree that any such transaction shall constitute a “Transaction” for the purposes of the Letter Agreement between Agrium and UAP dated September 25, 2006 (the “Confidentiality Agreement”). Accordingly, all information relating to one party hereto provided to the other party, including any discussions, proposed terms and the status of a possible transaction, and any other information derived by the other party or its Representatives (as defined in the Confidentiality Agreement) from its investigation of the business and properties of other, constitutes “Evaluation Material” for purposes of the Confidentiality Agreement.

This letter agreement may be executed in any number of counterparts (including by facsimile), each of which shall be deemed to be an original, but all of which shall constitute one and the same document.

Sincerely yours,

Accepted and agreed to as of
the date set forth above:

UAP HOLDING CORP.

By:	/s/ Todd A. Suko
Name:     Todd A. Suko

Title:	Vice President, General Counsel and Secretary